UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Teekay Corporation
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

Y8564W 10 3
(CUSIP Number)

Cora Lee Starzomski
Swan Building, 2nd Floor
26 Victoria Street
Hamilton HM 12, Bermuda
Tel: (441) 400-7716
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y8564W 10 3

1	NAMES OF REPORTING PERSONS
Resolute Investments, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
31,936,012

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
31,936,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,936,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 87,692,905, as reported in the Form 6-K filed October 30, 2024.

CUSIP No. Y8564W 10 3

1	NAMES OF REPORTING PERSONS
Path Spirit Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
31,936,012

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
31,936,012

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,936,012

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.42% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 87,692,905, as reported in the Form 6-K filed October 30, 2024.

Item 1. Security and Issuer.

This Amendment No. 13 to Schedule 13D is being filed to report an increase in the percentage beneficially owned by the reporting persons solely as a result in a decrease in the total number of outstanding shares, and amends Amendment No. 12 filed on August 3, 2023,  Amendment No. 11 filed on May 11, 2023, Amendment No. 10 filed on January 26, 2018, Amendment No. 9 filed on July 1, 2016, Amendment No. 8 filed on December 30, 2015, Amendment No. 7, filed on December 23, 2015, Amendment No. 6, filed on December 3, 2013, Amendment No. 5, filed on November 14, 2011, Amendment No. 4, filed on August 29, 2011, Amendment No. 3, filed on February 22, 2010, Amendment No. 2, filed on April 2, 2008, Amendment No. 1, filed on March 31, 2005, and Schedule 13D filed on December 26, 2002, and relates to shares of the common stock, $0.001 par value per share, of Teekay Corporation, an exempted company existing under the laws of Bermuda  (the “Issuer”), with principal executive offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12 Bermuda.

Item 2. Identity and Background.

This Amendment No. 13 to Schedule 13D relates to, and is filed on behalf of, the following reporting persons:

●	Resolute Investments, Ltd., a Bermudian exempt company (“Resolute”), with its principal office at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda; and

●	Path Spirit Limited, an English company limited by guarantee (“Path”), with its principal office at 10 Norwich Street, London, EC4A 1BD, United Kingdom.

Resolute, which was formed for the purpose of holding the Issuer’s securities acquired from its previous beneficial owners, Cirrus Trust and JTK Trust, is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust (the “Trust”) and is wholly owned by the Trust. The Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. The Co-Trustees of the Trust are Kattegat Private Trustees (Bermuda) Limited (“KPTBL”) and Hamilton Trust Company Limited (“HTCL”), Bermudian trust companies each with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Path is the trust protector for the Trust. KPTBL is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of KPTBL. HTCL is owned 60% by Moore Stephens Bermuda L.P., a Bermuda exempted and limited partnership, and 40% by Lisvane Holdings Ltd., a local Bermuda company.

Resolute is managed by Thomas K.Y. Hsu, a Director and its President, Peter Antturi, a director and Vice President, Cora Lee Starzomski, a director and Treasurer, and Louie Cuarentas, a director and Finance Officer.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjaergaard and Poul Karlshoej.

In the past five years, none of Resolute, Kattegat Limited, the Trust, the Co-Trustees, the Lund Purpose Trust or Path, nor any of the directors and executive officers named above, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries SAM, whose address is at 5 impasse de la Fontaine, MC 98000, Principality of Monaco. Mr. Hsu resides in Monaco and is a citizen of the United Kingdom.

Peter Antturi’s business address is Suite 507 – 151 West Hastings Street., Vancouver, B.C., V6B 1H4, Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services) whose address Suite 507 – 151 West Hastings Street., Vancouver, B.C., V6B 1H4, Canada. Mr. Antturi has been a director of Teekay Corporation since 2019. Mr. Antturi is a citizen of Canada.

Cora Lee Starzomski’s business address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Ms. Starzomski is a citizen of Canada.

Louie Cuarentas’ business address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Mr. Cuarentas is Group Accountant of Kattegat Limited, whose address is 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Mr. Cuarentas is a citizen of Canada.

Axel Karlshoej is a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961. Mr. Karlshoej is a citizen of the United States of America.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the Chairman and a director of Store Frederikslund A/S, a hunting and farming estate in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Poul Karlshoej’s business address is 301 Riverside Ave, Westport, Connecticut, 06680. Mr. Karlshoej is a consultant at Anholt Services (USA), Inc., a wholly owned affiliate of the Kattegat Trust, which evaluates and advises Kattegat’s interests globally. Mr. Karlshoej is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

No amendment to Item 3.

Item 4. Purpose of Transaction.

No amendment to Item 4.

Item 5. Interest in Securities of the Issuer.

Resolute is the beneficial owner and has shared voting and dispositive power with respect to 31,936,012 shares of common stock of the Issuer, representing approximately 36.42% of the Issuer’s outstanding common stock. As the ultimate controlling person of Resolute, Path is joining in this Schedule 13D as a reporting person. However, the filing of this Schedule 13D shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments to item 6.

Item 7. Materials to Be Filed as Exhibits.

Joint Filing Agreement, dated as of November 1, 2024 between the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 1, 2024

RESOLUTE INVESTMENTS, LTD.

By:	/s/ Cora Lee Starzomski
	Name:	Cora Lee Starzomski
	Title:	Director, Treasurer and Finance Officer

PATH SPIRIT LIMITED

By:	/s/ Poul Karlshoej
	Name:	Poul Karlshoej
	Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of November 1, 2024, between Resolute Investments, Ltd. and Path Spirit Limited